Mark R. Levy Phone (303) 290-1083 Fax (303) 975-5386 mlevy@hollandhart.com
July 30, 2009

Mr. Michael Henderson
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Dear Mr. Henderson:

We represent Crown Media Holdings, Inc.  This letter confirms that Crown Media Holdings, Inc.
will respond by Thursday, August 6, 2009 to the comment letter of the staff, dated July 16, 2009.
Thank you for your consideration of this extension.

Very truly yours,

/s/ Mark R. Levy

Mark R. Levy
of Holland & Hart LLP